File No. 82-1548
Exemption 12g3-2(b)

RECEIVED
2008 JUL -8 A 9:45
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Second Quarter
Ended March 31, 2008

08003667



SUPPL

PROCESSED
JUL 10 2008
THOMSON REUTERS

WIRELESS2 TECHNOLOGIES INC

Management Discussion & Analysis
as at May 26, 2008

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company, and the notes relating thereto, as well as the Report to Shareholders and other management discussion in the 2007 Annual Report filed on SEDAR.

This report includes forward-looking statements that are based on current expectations and are subject to risks and uncertainties. Many internal and external factors may cause actual results to differ materially including, but not limited to, those outlined in Risk Management in the 2007 Annual Report. The Company disclaims any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional information relating to the Company is filed on SEDAR at www.sedar.com

The attached financial statements have not been reviewed by the Company's auditors.

General Overview

Strategic Technologies Inc. changed its name to Wireless2 Technologies Inc. in October, 2006. Wireless2 Technologies Inc. ("Wireless2") is incorporated under the laws of British Columbia with its corporate head office located in Surrey, British Columbia. Wireless2's wholly owned subsidiary, Tactical Technologies Inc. ("Tactical"), has manufacturing facilities in Holmes, Pennsylvania.

The Company's core business is the manufacture and sale of sophisticated surveillance equipment to the Law Enforcement Community. Since 2006, the Company only operates in one segment, Law Enforcement, being the manufacture and sale of wireless radio frequency identification equipment.

The consolidated financial statements include the results and financial position of Wireless2 Technologies Inc. and its wholly owned subsidiaries, Tactical Technologies, Inc. and Strategic Monitoring Services, Inc. (inactive). All significant inter-company transactions and balances have been eliminated on consolidation.

Revenues include the gross amount billed to customers for sales of products and related services plus interest earned on cash balances. Cost of sales includes direct expenses related to the manufacture of products sold.

Results of Operations

The consolidated financial statements for the second quarter and six months ended March 31, 2008 include the results and financial position of Wireless2 Technologies Inc. and its wholly owned subsidiary, Tactical Technologies Inc. The Company derives the majority of its revenues in United States dollars.

Consolidated revenues for the second quarter ended March 31, 200 were $898,482 ($1,671,066 for the six months) compared to $989,453 ($1,678,527 for the six months) for the same period last year, a decrease of 10% and $90,971 (1% and $7,461 for the six months). Total gross profit for the second quarter was 41% (41% for the six months) of revenues compared to 43% (41% for the six months) in the prior year. The changes in gross profit percentage are attributable to the changes in sales volumes against which overheads may be absorbed and from the product mix of sales.

Expenses decreased $49,694 or 15% ($34,546 or 5% for the six months) to $331,954 ($653,783 for the six months) from $381,648 ($688,329 for the six months) in 2007. The decrease is mainly the result of decreased sales and marketing costs.

The net income for the second quarter was $37,539 and $0.00 per share ($28,148 for the six months and $0.00 per share). This compares to net income $28,148 and $0.00 per share (a loss of $408 and $0.00 per share for the six months) in 2007.

Loss from Discontinued Operations
In September, 2006, the Company sold its Corrections Division, including subsidiary, On Guard Plus Limited (See September 30, 2007 Annual Report). Accordingly, the operating results of the Division have been classified as a discontinued operation and comparative figures restated.

Quarterly Results	2nd Qtr 2008	1st Qtr 2008	4th Qtr 2007	3rd Qtr 2007
(Unaudited)	$	$	$	$
Revenues from continuing operations	898,482	772,584	947,986	713,431
Income (loss) before discontinued operations	37,539	(9,391)	(114,322)	(98,933)
Income (loss) from discontinued operations	-	-	(28,959)	(9,917)
Net income (loss)	37,539	(9,391)	(143,281)	(108,850)
Net income (loss) per share – Basic and diluted	0.00	(0.00)	(0.1)	(0.00)

Quarterly Results	2nd Qtr 2007	1st Qtr 2007	4th Qtr 2006	3rd Qtr 2006
	$	$	$	$
Revenues from continuing operations	989,453	689,074	681,816	496,540
Income (loss) before discontinued operations	45,236	(45,643)	2,301,305	91,602
Income (loss) from discontinued operations	-	-	253,271	(583,144)
Net income (loss)	45,236	(45,643)	2,554,576	(491,642)
Net income (loss) per share – Basic and diluted	(0.00)	(0.00)	0.14	(0.03)

The fluctuation in revenues is attributable to the changes in the level of purchasing under major government agencies purchase orders. The fourth quarter of fiscal 2006 reflects the net effect of the sale of assets. A significant proportion of the Company's revenues and expenses are generated in US dollars. Revenues and expenses for 2008 and 2007 were reduced as the average exchange rate fell from 1.14 in 2006. The exchange rate for the two quarters of 2008 approximated par.

Liquidity
Working capital at March 31, 2007 was $2,590,356, an increase of $49,883 from September 30, 2007.

In the second quarter, operating activities used cash of $32,484 ($101,499 for the six months) compared to using cash of $58,673 (generating cash of $530,709 for the six months) in 2007. Investments in new equipment and assets used cash of $7,803 compared to $4,068 in 2007. The Company repaid loans payable of $109,671 in the 2007 period.

Capital Resources
At March 31, 2008, the Company had working capital of $2,590,356 as compared to $2,540,473 at September 30, 2007. The Company has no long term debt and had 18,812,212 common shares issued and outstanding at March 31, 2008.

The Company had no commitments for material capital expenditures as of March 31, 2008.

The Company has no lines of credit or other sources of financing which have been arranged or are being negotiated. The Company has no investments in asset backed commercial paper.

The Company has adequate capital resources to meet all its obligations and fund operations going forward for the foreseeable future.

		Payments Due by Period			
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**4 – 5 Years**	**After 5 years**
Debentures Payable		-		-	-
Operating Leases	638,867	65,209	130,729	136,326	306,603
Loans Payable	$19,389*	$19,389	-	-	-
Total Contractual Obligations	$658,256	$84,598	130,729	136,326	306,603
*Not including interest payments					

Off-Balance Sheet Arrangements
The Company does not have any off-balance sheet arrangements in place.

Transactions with Related Parties
Management fees of $39,000 (2007 - $38,625) were charged by companies controlled by individuals who are officers or directors of the Company.

Subsequent Events
Subsequent to March 31, 2008, the Company received settlement of the holdback receivable and the outstanding tax matter resulting in a gain on settlement of approximately $107,722.

The Company has received notice of a legal suit by Satellite Tracking of People Inc which it is named as a defendant. The suit claims the company breached a non-compete agreement signed with STOP in 2005. Management believes the suit to be incorrect and is defending against the suit and claiming an indemnity for any costs in relation to it which exceed $25,000. The indemnity is claimed from a company which assumed the 2005 STOP contract when it purchased the Company's electronic monitoring business in 2006.

Critical Accounting Estimates
The Company's financial statements have been prepared following Canadian generally accepted accounting principles. The measurement of certain assets and liabilities is dependent upon future events whose outcome will not be fully known until future periods. Therefore the preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may vary from those estimated.

In particular, the amounts recorded for amortization of property and equipment and intangible assets are based on estimates of the remaining useful lives of such assets. Furthermore, the provision for warranty claims is based on past experience and the most currently available information regarding warranty costs. These estimates and those related to the cash flows used to assess the potential impairment of property and equipment, intangible assets and goodwill are subject to measurement uncertainty and the impact on the financial statements of future periods could be material. Such estimates and assumptions have been made using careful judgments, which in management's opinion, are within reasonable limits of materiality and conform to the significant accounting policies summarized in Note 3 to the consolidated financial statements.

Looking forward
Wireless2 has been looking at business opportunities during 2007 and the first two quarters of fiscal 2008 and will continue to search for technologies which will provide growth opportunities and shareholder value. At present, Tactical continues to be successful in its field and generates approximately $3.0 million in revenues annually. Tactical moved to a larger facility in the second quarter of 2007. Tactical had a backlog of approximately $616,000 at March 31, 2008 which compares favorably with prior periods.

Tactical has received orders with US government agencies totaling approximately $733,000 in its second quarter and will be delivering them throughout the balance of the year. Tactical expects to achieve positive net earnings for fiscal 2008.

Risk Management
Business risks
Although the market for our products appears to be expanding, our ability to remain competitive is dependent upon assessing changing markets and providing new products and capabilities. There can be no assurances that we will be able to do so or to meet changes in the marketplace or that the sale of new products will be profitable. Some of our competitors have greater financial resources and may be able to sustain recurring losses to establish market share at our expense.

Foreign exchange risks and inflation
The Company generates the majority of its revenues in U.S. dollars. It records foreign currency denominated working capital items (generally cash, accounts receivable and certain accounts payable) in the financial statements in Canadian dollars based on spot rates for the currency at the end of the reporting period. To date, the Company has not engaged in any currency hedging to minimize the effects of foreign exchange gains or losses. Exchange rate fluctuations are partially offset by a natural hedge in that some of the expenses it incurs and its law enforcement division are denominated in U.S. currencies.

The Company does not hold and has not entered into a market risk sensitive instrument for trading purposes.

The Company believes that inflation and other changes in prices have not had a material effect on it.

Changes in accounting policies including initial adoption
The Company adopted certain new accounting policies beginning January 1, 2007 as required by GAAP. A summary of the newly adopted accounting policies is included herein.

Financial instruments, equity and comprehensive income
Effective October 1, 2006, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Section 3855, Financial Instruments – Recognition and Measurement; Section 3861, Financial Instruments – Disclosure and Presentation; Section 3865, Hedges; Section 1530, Comprehensive Income; and Section 3251, Equity, prospectively without restatement of prior periods.

Section 1530 provides guidance on the reporting and presentation of comprehensive income. Comprehensive income is the change in equity of an enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those from investments by owners and distributions to owners. Other comprehensive income comprises revenues, expenses, gains and losses that are recognized in comprehensive income, but are excluded from net income calculated in accordance with GAAP. Subsequent to the adoption of this new standard, the Company recorded unrealized gains and losses on the translation of self sustaining foreign operations in other comprehensive income.

Under Section 3855, financial assets and liabilities are classified as either held for trading, available for sale, loans and receivables, investments held to maturity and other financial liabilities. Financial assets classified as held for trading and available for sale are measured on the balance sheet at fair value. Subsequent change in the fair value of held for trading financial assets is recognized into net income immediately. Changes in the fair value of financial assets available for sale are recorded in

comprehensive income until the investment is derecognized or impaired at which time amounts would be recorded to net income. Loans and receivables, investments held to maturity and other financial liabilities are measured on the balance sheet at amortized cost. On adopting Section 3855 and 3861, the Company classified its financial assets and liabilities of cash, accounts and holdback receivable, accounts payable and accrued liabilities, customer deposits and loans payable as held for trading financial instruments. Adoption of this new standard did not have an impact on the Company's consolidated financial statements.

Section 3865 replaces and expands prior guidance on hedging relationships by prescribing when and how hedge accounting may be applied. Application of hedge accounting is optional. The Company has not entered into any hedge arrangements during the year. At September 30, and December 31, 2007 there were no outstanding contracts.

Section 3251 requires separate presentation of changes in equity for the period from net income, other comprehensive income, contributed surplus, share capital and reserves. The adoption of the new standard did not have a material impact on the presentation of equity of the Company.

Accounting changes
Effective October 1, 2006, the Company adopted CICA Section 1506, Accounting Changes. The new standard allows for voluntary changes in an accounting policy only when the changes result in the financial statements providing reliable and more relevant information, requires a change in accounting policy to be applied retroactively unless impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. It includes the disclosure, on an interim and annual basis, of a description and impact on the Company's financial results of any new primary source of GAAP that has been issued but is not yet effective. The adoption of the new standard did not have an impact on the Company's financial position or on the results of its operations.

Recent accounting pronouncements
In October, 2006, the CICA issued Section 1535, Capital Disclosures.
The new standard requires disclosure of qualitative and quantitative information that enables users of financial statements to evaluate the Company's objectives, policies and processes for managing capital. These recommendations are effective for the Company's interim and annual reporting periods beginning October 1, 2007. This new standard is not expected to have a material effect on the Company's consolidated financial statements or on its results of operations.

The CICA also issued Section 3862, Financial Instruments – Disclosure and 3863, Financial Instruments – Presentation in October 2006. These sections will effectively replace existing Section 3861, Financial Instruments – Disclosure and Presentation effective for the Company's interim and annual reporting periods beginning October 1, 2007. Section 3862 requires disclosure by class of financial instruments that enable users to evaluate the significance of financial instruments for the Company's financing position and performance. Disclosures are also required of qualitative and quantitative information that enables users of financial statements to evaluate the nature and extent of the Company's exposure to the risks arising from financial instruments, specifically credit risks, liquidity risks and market risks. Quantitative disclosures must also include a sensitivity analysis for each type of market risk the Company is exposed to and how net income and other comprehensive income would be affected. The Company does not expect the new standard will have a material impact on its consolidated financial position or on its results of operations. Section 3863 carries forward the presentation requirements of 3861 already adopted by the Company. As a result, The Company does not expect the new standard will have a material impact on its consolidated financial position or on its results of operations.

In March 2007, the CICA issued Handbook Section 3031, *Inventories*, which has replaced Section 3030 with the same title. The new Section establishes that inventories should be measured at the lower of cost and net realizable value, with guidance on the determination of cost. These recommendations are effective for the Company's interim and annual reporting periods beginning October 1, 2008. The Company is currently evaluating the impact of this new standard on the consolidated financial statements.

Disclosure Controls and Procedures

The Chief executive Officer (CEO) and Chief Financial Officer (CFO) are responsible for establishing and maintaining the Company's disclosure controls and procedures and internal controls over financial reporting to provide reasonable assurance that material information about the Company and its subsidiaries would have been known to them and regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

The CEO and CFO have evaluated and concluded that the Company's disclosure controls and procedures are adequately designed and effective for providing reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, would have been known to them as of the fiscal year ended September 30, 2007.

As well, as of the end of the fiscal year ended September 30, 2007, the CEO and CFO have evaluated and concluded that the Company's internal controls over financial reporting have been adequately to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. However, control systems, no matter how well designed and operated, have inherent limitations, therefore, those systems, although determined to be adequately designed, can provide only reasonable assurance that the objectives of the system are met.

During the fiscal year ended September 30, 2007 and the six months ended March 31, 2008, there was no change in the Company's internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, the internal control over financial reporting.

"Doug H. Blakeway"

President & Chief Executive Officer
May 26, 2008

"Ian M. Brown"

Chief Financial Officer
May 26, 2008

WIRELESS2 Technologies Inc.
Consolidated Balance Sheets (Unaudited)
Expressed in Canadian Dollars

	March 31 2008 $	September 30 2007 $
ASSETS		
Current		
Cash	**1,550,331**	1,659,633
Accounts receivable	**638,758**	324,273
Holdback receivable	**555,278**	555,278
Inventory	**331,415**	328,964
Prepaids	**32,345**	27,104
	3,108,127	2,895,252
Property and equipment	**21,650**	18,295
Other assets	**13,150**	14,692
	3,143,277	2,928,239
LIABILITIES		
Current		
Accounts payable and accrued liabilities	**483,081**	331,742
Deferred revenue	**15,301**	3,648
Loans payable (Note 5)	**19,389**	19,389
	517,771	354,779
SHAREHOLDERS' EQUIITY		
Share capital	**14,500,112**	14,500,112
Contributed surplus	**401,309**	401,309
Cumulative translation adjustment	**(155,610)**	(279,509)
Deficit	**(12,020,305)**	(12,48,452)
	2,625,506	2,573,460
	3,143,277	2,928,239

See accompanying notes to consolidated financial statements

On behalf of the Board

"D.H. Blakeway" "K.R. Tolmie"

D.H. Blakeway
Director

K.R. Tolmie
Director

WIRELESS2 Technologies Inc.
Consolidated Statements of Operations (Unaudited)
Periods Ended March 31
Expressed in Canadian Dollars

	SECOND QUARTER		SIX MONTHS	
	2008	2007	**2008**	2007
	$	$	**$**	$
Revenues	**898,482**	989,453	**1,671,066**	1,678,527
Cost of sales	**528,482**	562,569	**989,135**	990,606
Gross Profit	**369,493**	426,884	**681,931**	687,921
Sales and marketing	**130,092**	165,044	**260,943**	301,832
Depreciation and amortization	**3,042**	4,586	**5,892**	8,994
General and administration	**133,735**	133,895	**262,047**	239,834
Research and development	**54,904**	65,440	**106,985**	126,386
Financing charges	**1,143**	15,803	**2,839**	24,662
Foreign exchange loss (gain)	**8,747**	(3,120)	**15,076**	(13,379)
	331,954	381,648	**653,783**	688,329
Income (loss) before income taxes	**37,539**	45,236	**28,148**	(408)
Income taxes	**-**	-	**-**	-
Net Income (Loss)	**37,539**	45,236	**28,148**	(408)
Net Income (Loss) per share				
Basic and diluted	**$0.00**	($0.00)	**(0.00)**	($0.00)
Weighted average number of shares				
Basic and diluted	**18,812,213**	18,812,213	**18,812,213**	18,812,213

See accompanying notes to consolidated financial statements

Wireless2 Technologies Inc.
Consolidated Statements of Shareholders' Equity and Comprehensive Loss (Unaudited)
Six Months Ended March 31, 2008 and 2007

	Share Capital $	Contributed Surplus $	Accumulated Other Comprehensive Loss $	Accumulated Deficit $	Comprehensive Loss $	Total Shareholders' Equity $
Balance at September 30, 2006	14,500,112	401,309	(225,585)	(11,795,914)	-	2,879,922
Foreign currency translation income (loss)	-	-	26,340	-	26,340	26,340
Net loss	-	-	-	(408)	(408)	(408)
Balance at December 31, 2006	14,500,112	401,309	(199,245)	(11,796,322)	(26,748)	2,905,854
Balance at September 30, 2007	14,500,112	401,309	(279,509)	(12,048,452)	-	2,573,460
Foreign currency translation income (loss)	-	-	23,899	-	23,899	23,899
Net income (loss)	-	-	-	28,148	28,148	28,148
Balance at December 31, 2008	14,500,112	401,309	(255,610)	(12,020,305)	52,047	2,625,506

See accompanying notes to consolidated financial statements

WIRELESS2 Technologies Inc.
Consolidated Statements of Cash Flows (Unaudited)
Periods Ended March 31
Expressed in Canadian Dollars

	SECOND QUARTER		SIX MONTHS	
	2008	2007	**2008**	2007
	$	$	**$**	$
OPERATING ACTIVITIES				
Net loss	**37,539**	45,236	**28,148**	(408)
Items not involving cash:				
Depreciation and amortization	**3,042**	4,586	**5,892**	8,994
Foreign exchange adjustment	**7,487**	6,977	**23,645**	24,240
Non-cash working capital changes	**(80,552)**	(115,472)	**(159,184)**	497,883
	(32,484)	(58,673)	**(101,499)**	530,709
INVESTING ACTIVITIES				
Property and equipment acquisitions	**(3,599)**	-	**(7,803)**	(2,183)
Other assets additions	**-**	-	**-**	(1,885)
	(3,599)	-	**(7,803)**	(4,068)
FINANCING ACTIVITIES				
Repayment of loans payable	**-**	-	**-**	(109,671)
	-	-	**-**	(109,671)
Net (decrease) increase in cash	**(36,083)**	(58,673)	**(109,302)**	416,970
Cash, beginning of period	**1,586,414**	1,763,444	**1,659,633**	1,287,801
Cash, end of period	**1,550,331**	1,704,771	**1,550,331**	1,704,771
Supplementary Cash Flow Disclosure				
Interest Paid	**-**	-	**-**	-
Income taxes paid	**-**	-	**-**	-

See accompanying notes to consolidated financial statements

1. NATURE OF OPERATIONS

Wireless2 Technologies Inc. (the "Company") through its wholly-owned subsidiary designs and sells sophisticated communication surveillance and intelligence gathering equipment for the law enforcement and defense industries in the United States and Canada.

2. CHANGES IN ACCOUNTING POLICIES

(a) Financial instruments, equity and comprehensive income

Effective October 1, 2006, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Section 3855, *Financial Instruments – Recognition and Measurement*; Section 3861, *Financial Instruments – Disclosure and Presentation*; Section 3865, *Hedges*; Section 1530, *Comprehensive Income*; and Section 3251, *Equity*, prospectively without restatement of prior periods.

Section 1530 provides guidance on the reporting and presentation of comprehensive income. Comprehensive income is the change in equity of an enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those from investments by owners and distributions to owners. Other comprehensive income comprises revenues, expenses, gains and losses that are recognized in comprehensive income, but are excluded from net income calculated in accordance with GAAP. Subsequent to the adoption of this new standard, the Company recorded unrealized gains and losses on the translation of self sustaining foreign operations in other comprehensive income.

Under Section 3855, financial assets and liabilities are classified as either held for trading, available for sale, loans and receivables, investments held to maturity and other financial liabilities. Financial assets classified as held for trading and available for sale are measured on the balance sheet at fair value. Subsequent change in the fair value of held for trading financial assets is recognized into net income immediately. Changes in the fair value of financial assets available for sale are recorded in comprehensive income until the investment is derecognized or impaired at which time amounts would be recorded to net income. Loans and receivables, investments held to maturity and other financial liabilities are measured on the balance sheet at amortized cost. All derivative instruments of the Company, including those embedded in other financial instruments, are recorded at fair value and classified as held for trading.

On adopting Section 3855 and 3861, the Company classified its financial assets and liabilities of cash, accounts and holdback receivable, accounts payable and accrued liabilities, customer deposits and loans payable as held for trading financial instruments. Adoption of this new standard did not have an impact on the Company's consolidated financial statements.

Section 3865 replaces and expands prior guidance on hedging relationships by prescribing when and how hedge accounting may be applied. Application of hedge accounting is optional. The Company has not entered into any hedge arrangements during the year. At September 30 and December 31, 2007 there were no outstanding contracts.

Section 3251 requires separate presentation of changes in equity for the period from net income, other comprehensive income, contributed surplus, share capital and reserves. The adoption of the new standard did not have a material impact on the presentation of equity of the Company.

2. **Changes in accounting policies (continued)**
   (b) Accounting changes

Effective October 1 2006, the Company adopted CICA Section 1506, *Accounting Changes*. The new standard allows for voluntary changes in an accounting policy only when the changes result in the financial statements providing reliable and more relevant information, requires a change in accounting policy to be applied retroactively unless impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. It includes the disclosure, on an interim and annual basis, of a description and impact on the Company's financial results of any new primary source of GAAP that has been issued but is not yet effective. The adoption of the new standard did not have an impact on the Company's financial position or on the results of its operations.

(c) Recent accounting pronouncements

In December, 2006, the CICA issued Handbook Section 1535, *Capital Disclosures*. The new standard requires disclosure of qualitative and quantitative information that enables users of financial statements to evaluate the Company's objectives, policies and processes for managing capital. These recommendations are effective for the Company's interim and annual reporting periods beginning October 1, 2007. This new standard is not expected to have a material effect on the Company's consolidated financial statements or on its results of operations.

In December 2006, the CICA issued Handbook Sections 3862, *Financial Instruments – Disclosures*, and 3863, *Financial Instruments – Presentation*, which will replace Section 3861, *Financial Instruments – Disclosure and Presentation*. The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the former presentation requirements and are effective for the Company's interim and annual reporting periods beginning October 1, 2007. This new standard is not expected to have a material effect on the Company's consolidated financial statements.

In March 2007, the CICA issued Handbook Section 3031, *Inventories*, which has replaced Section 3030 with the same title. The new Section establishes that inventories should be measured at the lower of cost and net realizable value, with guidance on the determination of cost. These recommendations are effective for the Company's interim and annual reporting periods beginning October 1, 2008. The Company is currently evaluating the impact of this new standard on the consolidated financial statements.

In January 2006, the CICA Accounting Standards Board ("AcSB") adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards ("IFRS") by the end of 2011. The impact of the transition to IFRS on the Company's consolidated financial statements has not yet been determined.

3. **SIGNIFICANT ACCOUNTING POLICIES**

The Company's financial statements have been prepared following Canadian generally accepted accounting principles. The measurement of certain assets and liabilities is dependent upon future events whose outcome will not be fully known until future periods. Therefore the preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may vary from those estimated.

These unaudited interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended September 30, 2007 as set out in the Company's Annual Report.

4. SUPPLEMENTARY CASH FLOW INFORMATION

Change in non-cash working capital

	2008 $	2007 $
Accounts receivable	**(314,485)**	566,193
Inventory	**(2,451)**	(39,972)
Prepaids	**(5,240)**	(7,426)
Accounts payable and accrued liabilities	**151,339**	(27,429)
Customer deposits	**11,653**	6,517
	(159,184)	497,883

5. LOANS PAYABLE

	2008 $	2007 $
Loan payable, unsecured without interest	**9,695**	9,695
4% Notes Payable, unsecured	**9,694**	9,694
	19,389	19,389

The loans payable will be due on settlement of an outstanding taxation matter in a former subsidiary.

6. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform with the current year's presentation.

7. SUBSEQUENT EVENTS

Subsequent to March 31, 2008, the Company received settlement of the holdback receivable and the outstanding tax matter resulting in a gain on settlement of approximately $107,722.

The Company has received notice of a legal suit by Satellite Tracking of People Inc which it is named as a defendant. The suit claims the company breached a non-compete agreement signed with STOP in 2005. Management believes the suit to be incorrect and is defending against the suit and claiming an indemnity for any costs in relation to it which exceed $25,000. The indemnity is claimed from a company which assumed the 2005 STOP contract when it purchased the Company's electronic monitoring business in 2006.

Directors and Officers

Doug H. Blakeway*
Director, President & Chief Executive Officer
WIRELESS2 Technologies Inc.
Director, Chairman & Chief Executive Officer
TACTICAL Technologies Inc.

Ian M. Brown
Director, Vice President, Secretary & Chief Financial Officer
WIRELESS2 Technologies Inc.

Richard B. Snyder
President
TACTICAL Technologies Inc.

Bernhard J. Zinkhofer*
Director
WIRELESS2 Technologies Inc.

Kenneth R. Tolmie*

Director, Audit Committee Chairman
WIRELESS2 Technologies Inc.

*Denotes member of Audit Committee

Corporate Information

WIRELESS2 Technologies Inc. (Canada)
103 – 6592 – 176 Street
Surrey, British Columbia V3S 4G5

eMail: wire2tec@gmail.com

Stock Exchange Listing
TSX Venture Exchange Symbol – **WIT**
In the USA, Sec. 12g – exemption #82-1548
Trade USA Pink Pages Symbol - **SGTKF**

Wholly-owned subsidiaries
TACTICAL Technologies Inc. (United States)

Strategic Monitoring Services, Inc. (inactive)

Legal Counsel and Records Office
Lang Michener
1500 – 1055 West Georgia Street
Vancouver, British Columbia V6E 4N7

Registrar and Transfer Agent
Computershare Investor Services Inc.
408 – 510 Burrard Street
Vancouver, British Columbia V6C 3B9

Auditors: **Deloitte & Touche LLP**

Bankers: **Toronto Dominion Bank**

Common Shares Authorized: Unlimited

Common Shares Issued: 18,758,642
(at May 26, 2008)

END